UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Eiger BioPharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

28249U 105
(CUSIP Number)

March 22, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
28249U 105
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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |_|
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3) SEC Use Only
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4) Citizenship or Place of Organization
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 121,899
6. Shared Voting Power -0-
7. Sole Dispositive Power 121,899
8. Shared Dispositive Power -0-

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9) Aggregate Amount Beneficially Owned by Each Reporting Person 121,899
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9  1.76%
12) Type of Reporting Person (See Instructions)   CO

ITEM 1.
(A) NAME OF ISSUER: Celladon Corporation
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
350 Cambridge Avenue, Suite 350, Palo Alto CA 94306
ITEM 2.
(A) NAME OF PERSONS FILING: PFIZER INC.
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
235 E. 42nd Street, New York, NY 10017
(C) CITIZENSHIP: DELAWARE, U.S.A.
(D) TITLE OF CLASS OF SECURITIES: COMMON STOCK
(E) CUSIP NUMBER:  28249U 105
ITEM 3.
Not applicable.
ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 121,899
(b) Percent of class: 1.76%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 121,899
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of:  121,899
(iv) Shared power to dispose or to direct the disposition of:    0

On March 22, 2016, Eiger BioPharmaceuticals, Inc., formerly known as Celladon Corporation (the “Company”) completed its business combination with what was then known as “Eiger BioPharmaceuticals, Inc.” (“Eiger”) in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 18, 2015, by and among the Company, Celladon Merger Sub, Inc. (“Merger Sub”), and Eiger (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Eiger, with Eiger surviving as a wholly owned subsidiary of the Company (the “Merger”). Also on March 22, 2016, in connection with, and prior to the completion of, the Merger, the Company effected a 15-for-1 reverse stock split of its common stock (the “Reverse Stock Split”), and immediately following the Merger, the Company changed its name to “Eiger BioPharmaceuticals, Inc.”

The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on 6,945,424 shares of the Company’s common stock outstanding as of March 23, 2016, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 30, 2016.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
| X |
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2016

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary